Exhibit 99.1

ALTAGAS ANNOUNCES THE ACQUISITION OF 50% INTEREST IN BLACK SWAN AITKEN CREEK GAS PROCESSING PLANTS AND PROCESSING, TRANSPORTATION AND MARKETING AGREEMENTS

AltaGas continues to execute Northeast B.C. Gas strategy in liquids rich Montney region, strengthening its positioning and value proposition within the region and connecting producers with additional options for energy exports

Calgary, Alberta (September 26, 2018)

AltaGas Ltd. (“AltaGas”) (TSX: ALA) announced today that it has entered into a definitive agreement with Black Swan Energy Ltd. (“Black Swan”) to acquire 50% ownership in certain existing and future natural gas processing plants of Black Swan (the “Aitken Creek Processing Facilities”). Upon the completion of the acquisition, AltaGas and Black Swan will enter into long term processing, transportation and marketing agreements that also include new AltaGas Liquids handling infrastructure. The total capital investment by AltaGas for 50% ownership in the Aitken Creek Processing Facilities and new AltaGas infrastructure is anticipated at approximately $230 million.

The 50/50 infrastructure joint-venture, combined with existing and new AltaGas owned and operated liquids handling infrastructure, will further strengthen AltaGas’ Northeast B.C. value proposition and energy export strategy that includes gas processing, liquids handling, field fractionation, and propane export via AltaGas’ Ridley Island Propane Export Terminal (“RIPET”).

“This joint venture with Black Swan further strengthens our position and capture area in one of the most prolific natural gas basins in North America and showcases our competitive position in gas processing and export,” said David Cornhill, Chairman and interim co-Chief Executive Officer of AltaGas. “It expands our liquids handling capabilities in Northeast B.C. and reflects the strong demand we are seeing for our integrated gas strategy and propane export solution. The combined commitments from Black Swan and the recently announced Kelt Exploration Ltd. arrangement triggers an expansion of our North Pine C3+ fractionation capacity from the current 10,000 bbl/d to the permitted and approved 20,000 bbl/d.  With this agreement and other initiatives AltaGas is pursuing, total propane supply for RIPET is expected to achieve the initial 40,000 bbl/d target.

“Over the next few years our gas business will continue to be a large driver of growth and an area of significant investment,” continued Mr. Cornhill.  “We continue to see strong interest in our integrated gas processing and energy export solution and look forward to partnering with other Northeast B.C. producers in the liquids rich Montney region,” concluded Mr. Cornhill.

The long term processing agreement for use by Black Swan of AltaGas’ processing capacity at the Aitken Creek Processing Facilities will be underpinned by a reserve dedication and area of mutual interest encompassing approximately 30% of the Black Swan Montney lands as well as a priority of fill arrangement for AltaGas capacity ownership in the facilities. Black Swan will continue to operate the North Aitken Creek Processing Facilities.

The transportation and marketing arrangements will provide AltaGas with long-term natural gas liquids (“NGL”) dedication to AltaGas’ liquids handling infrastructure and North Pine field fractionation facility (“North Pine”), as well as corresponding propane marketing arrangements. The initial term of the commercial arrangements is 15 years and will provide both parties with an option to extend through additional natural gas processing investments.

The transaction is anticipated to close in early October 2018, subject to satisfaction of customary closing conditions.

Raw gas processing

Under the terms of the commercial arrangements AltaGas will acquire 50% ownership in the existing 110 MMcf/d North Aitken Creek Gas Plant and in Black Swan’s 100 MMcf/d Aitken Creek Gas Plant which is currently under construction. AltaGas will have the option to participate in two additional plant phases including the potential for enhanced liquids recoveries which could more than double the NGL output of the Aitken Creek Processing Facilities.

The investment in the Aitken Creek Processing Facilities includes $136 million in 2018 and an estimated $50 million in Q4/2019. The Aitken Creek Processing Facilities will have an estimated 210 MMcf/d (gross) operational capacity with the potential for future expansions to increase processing capacity up to 360 MMcf/d (gross).

Liquids handling and field fractionation

Black Swan will enter into an arrangement that includes existing and new AltaGas owned and operated infrastructure.  The existing infrastructure that will be utilized by Black Swan includes AltaGas’ liquids pipelines from Townsend to North Pine and fractionation and terminalling at North Pine. The new infrastructure will include liquids pipelines from North Aitken Creek to Townsend and liquids handling at Townsend that will require a capital investment of $40 million in 2019.

Energy exports

Black Swan will also enter into marketing arrangements with AltaGas pursuant to which more than 50% of Black Swan’s propane produced at North Pine will be exported through RIPET and will receive premium Far East Index pricing under a long-term arrangement. The marketing arrangements also include optionality for Black Swan to increase the term and/or volume of its RIPET commitment throughout the term of the upstream processing arrangements.

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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FORWARD LOOKING INFORMATION This news release contains forward-looking information (forward-looking statements). Words such as “may”, “can”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “aim”, “seek”, “propose”, “contemplate”, “estimate”, “focus”, “strive”, “forecast”, “expect”, “project”, “target”, “potential”, “objective”, “continue”, “outlook”, “vision”, “opportunity” and similar expressions suggesting future events or future performance, as they relate to AltaGas or any affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results.  Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: expected closing and timing of close of the acquisition; the expected long term agreement for the use by Black Swan of AltaGas’ processing capacity at the Aitken Creek Processing Facilities as well as transportation and marketing agreement; expected terms of the marketing and transportation arrangements; expected impact of the arrangement on the supply at RIPET and expansion of North Pine; expected growth of the gas segment; expected partnerships with other Montney producers; optional future participation in two additional plant phases, including the potential for enhanced liquids recoveries and potential output increases; expected operational capacity of the Aitken Creek Processing Facilities; and expected capital investment.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: access to and use of capital markets; market value of AltaGas’ securities; AltaGas’ ability to pay dividends; AltaGas’ ability to service or refinance its debt and manage its credit rating and risk; prevailing economic conditions; potential litigation; AltaGas’ relationships with external stakeholders, including Aboriginal stakeholders; volume throughput and the impacts of commodity pricing, supply, composition and other market risks; available electricity prices; interest rate, exchange rate and counterparty risks; legislative and regulatory environment; underinsured losses; weather, hydrology and climate changes; the potential for service interruptions; AltaGas’ ability to economically and safely develop, contract and operate assets; AltaGas’ ability to update infrastructure on a timely basis; AltaGas’ dependence on certain partners; impacts of climate change and carbon taxing; effects of decommissioning, abandonment and reclamation costs; impact of labour relations and reliance on key personnel; cybersecurity risks; risks associated with the financing of the WGL Acquisition and the underlying business of WGL; and the other factors discussed under the heading “Risk Factors” in the Corporation’s AIF for the year ended December 31, 2017.

Many factors could cause AltaGas’ or any particular business segment’s actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.